SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 11)1

MKS INSTRUMENTS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55306N104
(CUSIP Number)

Timothy G. Westman Assistant Secretary Emerson Electric Co. 8000 W. Florissant Avenue St. Louis, MO 63136 (314) 553-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

   1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55306N104	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,065,182
	8	SHARED VOTING POWER 4,765,497
	9	SOLE DISPOSITIVE POWER 1,065,182
	10	SHARED DISPOSITIVE POWER 4,765,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,830,679 - See Items 4 and 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4% - See Items 4 and 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55306N104	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Astec America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,765,497
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,765,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,765,497 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% - See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in the original Schedule 13D (as amended). All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D (as amended), unless otherwise noted.

   Item 1. Security and Issuer.

   Item 2. Identity and Background.

   Item 3. Source and Amount of Funds or Other Consideration.

   Item 4. Purpose of Transaction.

     The following additional paragraph is added before the last paragraph of item 4 of this Schedule 13D, as amended through Amendment No. 10:

     Emerson sold shares of Common Stock in the amounts and on the dates listed in Schedule C hereto. In each case such shares were held indirectly by Emerson through its wholly-owned subsidiary, Astec.

   Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Emerson may be deemed to beneficially own 5,830,679 shares of Common Stock, or approximately 10.4% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Astec may be deemed to beneficially own 4,765,497 shares of Common Stock, or approximately 8.5% of the outstanding shares of Common Stock.

     Emerson disclaims the existence of a group (pursuant to the Shareholder Agreement or otherwise) and the Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of the knowledge of each Reporting Person, any persons named in Schedule A or Schedule B hereto, owns beneficially any Shares.

     (b) By virtue of the relationship set forth under Item 2 of this Statement, Emerson may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,065,182 shares of Common Stock held by it directly and the shared power to direct the disposition of and vote of the 4,765,497 shares of Common Stock held by Astec.

     Astec has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 4,765,497 shares of Common Stock held by it.

     (c) The Reporting Persons and/or the persons set forth in Schedule A or Schedule B hereto have effected transactions in the shares of Common Stock during the past 60 days as set forth in Schedule C hereto.

     (d) Emerson and Astec each shall be entitled to receive dividends declared on their respective shares of Common Stock and proceeds from the sale of the shares of Common Stock.

      (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson Electric Co. and MKS Instruments, Inc.[2]

Exhibit 3:	Shareholder Agreement dated as of January 31, 2002 among MKS Instruments, Inc. and Emerson Electric Co.[3]

2 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

3 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2006

EMERSON ELECTRIC CO.

By:	/s/ Timothy G. Westman

	Name:	Timothy G. Westman
	Title:	Assistant Secretary

ASTEC AMERICA, INC.

By:	/s/ Timothy G. Westman

	Name:	Timothy G. Westman
	Title:	Secretary

SCHEDULE A

Executive Officers and Directors
of
Emerson Electric Co. (“Emerson”)

     The names of the Directors and the names and titles of the Executive Officers of Emerson Electric Co. are set forth below. If no business address is given, the director’s or officer’s business address is 8000 W. Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Present Principal Occupation
Name and Business Address	Including Name of Employer

A.A. Busch III	Chairman of the Board of Anheuser-Busch
Anheuser-Busch Companies, Inc.	Companies, Inc.
One Busch Place
St. Louis, MO 63118

D.N. Farr	Chairman of the Board, Chief Executive Officer and
President of Emerson

D.C. Farrell	Retired

C. Fernandez G.	Chairman and Chief Executive Officer of Grupo
Grupo Modelo, S.A. de C.V.	Modelo, S.A. de C.V.
Campos Eliseos No. 400, Piso 18
Lomas de Chapultepec
11000 Mexico, D.F.
Citizenship: Mexico

W.J. Galvin	Senior Executive Vice President and Chief
Financial Officer of Emerson

A.F. Golden	Partner of Davis Polk & Wardwell
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

R.B. Horton	Executive Chairman of the Sporting Exchange, Ltd.
Stoke Abbas
South Stoke
Oxfordshire RG8 OJT
Citizenship: United Kingdom

G.A. Lodge	Retired

V.R. Loucks, Jr.	Retired
1101 Skokie Blvd.
Suite 240
North Brook, IL 60062

Present Principal Occupation
Name and Business Address	Including Name of Employer

J.B. Menzer	Vice Chairman of Wal-Mart Stores, Inc.
Wal-Mart International
702 S.W. 8th Street
Mail Station 0130
Bentonville, AK 72716

C.A. Peters	Senior Executive Vice President of Emerson

J.W. Prueher	Retired

R.L. Ridgway	Retired

Randall L. Stephenson	Chief Operating Officer of AT&T Inc.
AT&T Inc.
175 E. Houston Street, Suite 1307
San Antonio, TX 78205

Executive Officers (who are not also Directors)

W.W. Withers	Executive Vice President, Secretary and General
Counsel of Emerson

E.L. Monser	Chief Operating Officer of Emerson

R.J. Schlueter	Vice President and Chief Accounting Officer of
Emerson

SCHEDULE B

Executive Officers and Directors
of
Astec America, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Astec America are set forth below. If no business address is given, the director’s or officer’s business address is 5810 Van Allen Way, Carlsbad, California 92008. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Present Principal Occupation
Name and Business Address	Including Name of Employer

J.L. Geldmacher	President of Astec America

W. Hartleb	Director Receivables Management, Astec America

T.C. Rosenast	Treasurer of Astec America

Executive Officers (who are not also Directors)

Not applicable

SCHEDULE C

Date	Reporting Person	Shares of Common Stock	Price/Share		Transaction

8/14/2006	Emerson Electric Co. (1)	45,820	$19.1337	(2)	open market sale
8/15/2006	Emerson Electric Co. (1)	71,800	$19.9320	(3)	open market sale
8/16/2006	Emerson Electric Co. (1)	100,000	$20.8160	(4)	open market sale
8/17/2006	Emerson Electric Co. (1)	72,322	$20.6596	(5)	open market sale
8/18/2006	Emerson Electric Co. (1)	23,568	$20.7929	(6)	open market sale
8/21/2006	Emerson Electric Co. (1)	22,994	$20.5790	(7)	open market sale
8/24/2006	Emerson Electric Co. (1)	24,454	$20.3043	(8)	open market sale
8/25/2006	Emerson Electric Co. (1)	29,600	$20.1632	(9)	open market sale
8/28/2006	Emerson Electric Co. (1)	51,000	$20.5584	(10)	open market sale
8/29/2006	Emerson Electric Co. (1)	50,000	$20.3815	(11)	open market sale
8/30/2006	Emerson Electric Co. (1)	46,133	$20.8300	(12)	open market sale
8/31/2006	Emerson Electric Co. (1)	20,846	$20.8855	(13)	open market sale
9/1/2006	Emerson Electric Co. (1)	39,373	$20.9087	(14)	open market sale
9/5/2006	Emerson Electric Co. (1)	30,000	$20.9046	(15)	open market sale

(1)	By Astec

(2)	The sales were effected in multiple transactions, at varying prices, on August 14, 2006, as follows: 12,700 shares at $19.00; 1,500 at $19.01; 1,200 at $19.02; 900 at $19.03; 500 at $19.04; 800 at $19.05; 900 at $19.06; 1,600 at $19.07; 1,300 at $19.08; 1,500 at $19.09; 1,900 at $19.10; 1,000 at $19.11; 1,200 at $19.12; 600 at $19.13; 800 at $19.14; 1,000 at $19.15; 300 at $19.16; 600 at $19.17; 300 at $19.18; 700 at $19.19; 300 at $19.20; 400 at $19.21; 400 at $19.22; 806 at $19.23; 887 at $19.24; 2,107 at $19.25; 800 at $19.26; 300 at $19.27; 1,200 at $19.28; 500 at $19.29; 246 at $19.30; 174 at $19.31; 200 at $19.32; 422 at $19.33; 600 at $19.34; 1,000 at $19.35; 678 at $19.36; 300 at $19.37; 200 at $19.38; 500 at $19.39; 1,100 at $19.40; 300 at $19.41; 700 at $19.42; 200 at $19.44; and 200 at $19.46. The weighted average sales price for these transactions was $19.1337 per share.

(3)	The sales were effected in multiple transactions, at varying prices, on August 15, 2006, as follows: 155 shares at $19.12; 45 at $19.13; 200 at $19.15; 100 at $19.16; 116 at $19.29; 600 at $19.37; 400 at $19.38; 200 at $19.39; 188 at $19.40; 200 at $19.41; 100 at $19.42; 100 at $19.43; 200 at $19.45; 100 at $19.46; 400 at $19.47; 100 at $19.48; 600 at $19.49; 300 at $19.50; 400 at $19.51; 400 at $19.52; 100 at $19.53; 600 at $19.54; 200 at $19.55; 400 at $19.56; 200 at $19.59; 100 at $19.62; 200 at $19.64; 200 at $19.67; 200 at $19.68; 500 at $19.69; 700 at $19.70; 100 at $19.71; 700 at $19.72; 400 at $19.73; 300 at $19.74; 200 at $19.75; 200 at $19.76; 200 at $19.77; 800 at $19.78; 800 at $19.79; 400 at $19.80; 900 at $19.81; 300 at $19.82; 1,000 at $19.83; 800 at $19.84; 955 at $19.85; 2,400 at $19.86; 1,300 at $19.87; 1,926 at $19.88; 2,300 at $19.89; 3,900 at $19.90; 3,850 at $19.91; 1,683 at $19.92; 2,117 at $19.93; 2,248 at $19.94; 4,291 at $19.95; 2,952 at $19.96; 1,909 at $19.97; 400 at $19.98; 200 at $19.99; 677 at $20.00; 1,088 at $20.01; 700 at $20.02; 200 at $20.03; 1,000 at $20.04; 400 at $20.05; 1,000 at $20.06; 1,000 at $20.07; 300 at $20.08; 200 at $20.09; 500 at $20.10; 400 at $20.11; 100 at $20.12; 259 at $20.14; 2,041 at $20.15; 900 at $20.16; 1,900 at $20.17; 2,600 at $20.18; 3,300 at $20.19; 2,300 at $20.20; 200 at $20.21; 200 at $20.22; 600 at $20.23; and 2,100 at $20.24. The weighted average sales price for these transactions was $19.932 per share.

(4)	The sales were effected in multiple transactions, at varying prices, on August 16, 2006, as follows: 100 shares at $20.10; 300 at $20.12; 200 at $20.14; 100 at $20.16; 300 at $20.18; 200 at $20.20; 700 at $20.21; 400 at $20.22; 200 at $20.23; 400 at $20.24; 300 at $20.25; 200 at $20.30; 200 at $20.35; 300 at $20.39; 500 at $20.40; 600 at $20.41; 200 at $20.42; 800 at $20.43; 800 at $20.44; 544 at $20.45; 500 at $20.46; 600 at $20.47; 1,000 at $20.48; 100 at $20.49; 500 at $20.50; 1,100 at $20.51; 600 at $20.52; 500 at $20.53; 300 at $20.54; 1,200 at $20.55; 911 at $20.56; 889 at $20.57; 1,326 at $20.58; 1,074 at $20.59; 300 at $20.60; 800 at $20.61; 100 at $20.62; 1,100 at $20.63; 300 at $20.64; 500 at $20.65; 700 at $20.66; 200 at $20.67; 700 at $20.68; 100 at $20.69; 300 at $20.70; 800 at $20.71; 500 at $20.72; 300 at $20.74; 100 at $20.75; 600 at $20.76; 1,400 at $20.77; 1,600 at $20.78; 1,220 at $20.79; 1,803 at $20.80; 919 at $20.81; 1,478 at $20.82; 1,600 at $20.83; 1,381 at $20.84; 4,320 at $20.85; 1,668 at $20.86; 931 at $20.87; 900 at $20.88; 1,174 at $20.89; 4,926 at $20.90; 4,500 at $20.91; 4,200 at $20.92; 5,500 at $20.93; 2,095 at $20.94; 10,241 at $20.95;

600 at $20.96; 8,300 at $20.97; 2,500 at $20.98; 2,300 at $20.99; 8,000 at $21.00; 800 at $21.01; and 300 at $21.02. The weighted average sales price for these transactions was $20.816 per share.

(5)	The sales were effected in multiple transactions, at varying prices, on August 17, 2006, as follows: 200 shares at $20.38; 200 at $20.43; 318 at $20.44; 1,382 at $20.45; 2,700 at $20.46; 1,200 at $20.47; 700 at $20.48; 600 at $20.49; 1,500 at $20.50; 2,223 at $20.51; 1,777 at $20.52; 2,322 at $20.53; 1,000 at $20.54; 1,300 at $20.55; 1,200 at $20.56; 1,800 at $20.57; 1,100 at $20.58; 800 at $20.59; 2,400 at $20.60; 1,400 at $20.61; 1,000 at $20.62; 800 at $20.63; 600 at $20.64; 4,500 at $20.65; 1,826 at $20.66; 1,608 at $20.67; 666 at $20.68; 1,780 at $20.69; 2,948 at $20.70; 1,637 at $20.71; 335 at $20.72; 2,000 at $20.73; 1,300 at $20.74; 9,700 at $20.75; 4,878 at $20.76; 1,822 at $20.77; 900 at $20.78; 400 at $20.79; 1,800 at $20.80; 1,500 at $20.81; 100 at $20.82; 1,000 at $20.83; 400 at $20.84; 500 at $20.85; 700 at $20.86; 900 at $20.88; 300 at $20.89; 200 at $20.90; and 100 at $20.93. The weighted average sales price for these transactions was $20.6596 per share.

(6)	The sales were effected in multiple transactions, at varying prices, on August 18, 2006, as follows: 100 shares at $20.48; 284 at $20.49; 716 at $20.50; 100 at $20.51; 800 at $20.52; 73 at $20.53; 100 at $20.54; 100 at $20.55; 400 at $20.56; 100 at $20.57; 100 at $20.59; 300 at $20.60; 200 at $20.62; 400 at $20.63; 200 at $20.64; 100 at $20.65; 500 at $20.66; 300 at $20.67; 400 at $20.68; 400 at $20.69; 600 at $20.70; 600 at $20.71; 400 at $20.72; 726 at $20.73; 74 at $20.74; 100 at $20.75; 700 at $20.76; 400 at $20.77; 26 at $20.78; 374 at $20.79; 800 at $20.80; 1,200 at $20.81; 1,026 at $20.82; 1,269 at $20.83; 590 at $20.84; 800 at $20.85; 1,006 at $20.86; 200 at $20.87; 400 at $20.88; 300 at $20.89; 300 at $20.91; 900 at $20.92; 486 at $20.93; 414 at $20.94; 700 at $20.95; 200 at $20.97; 1,200 at $20.98; 1,104 at $20.99; and 1,000 at $21.00. The weighted average sales price for these transactions was $20.7929 per share.

(7)	The sales were effected in multiple transactions, at varying prices, on August 21, 2006, as follows: 200 shares at $20.38; 100 at $20.39; 400 at $20.40; 600 at $20.41; 500 at $20.42; 200 at $20.44; 200 at $20.45; 500 at $20.47; 274 at $20.49; 898 at $20.50; 1,002 at $20.51; 1,055 at $20.52; 545 at $20.53; 300 at $20.54; 700 at $20.55; 600 at $20.56; 600 at $20.57; 1,300 at $20.58; 1,000 at $20.59; 1,300 at $20.60; 2,100 at $20.61; 2,598 at $20.62; 1,302 at $20.63; 700 at $20.64; 600 at $20.65; 1,100 at $20.66; 300 at $20.67; 1,033 at $20.68; 200 at $20.70; 100 at $20.71; 400 at $20.72; and 287 at $20.73. The weighted average sales price for these transactions was $20.579 per share.

(8)	The sales were effected in multiple transactions, at varying prices, on August 24, 2006, as follows: 500 shares at $20.23; 3,583 at $20.24; 3,400 at $20.25; 1,000 at $20.26; 771 at $20.27; 1,100 at $20.28; 1,000 at $20.29; 3,501 at $20.30; 800 at $20.31; 1,299 at $20.32; 1,000 at $20.33; 200 at $20.34; 800 at $20.35; 200 at $20.36; 600 at $20.37; 874 at $20.38; 1,526 at $20.39; 1,200 at $20.40; 600 at $20.41; 400 at $20.42; and 100 at $20.44. The weighted average sales price for these transactions was $20.3043 per share.

(9)	The sales were effected in multiple transactions, at varying prices, on August 25, 2006, as follows: 100 shares at $19.87; 100 at $19.89; 72 at $19.91; 200 at $19.92; 100 at $19.93; 700 at $19.94; 700 at $19.95; 703 at $19.96; 195 at $19.97; 1,023 at $19.98; 300 at $19.99; 775 at $20.00; 132 at $20.01; 600 at $20.02; 400 at $20.03; 400 at $20.04; 300 at $20.06; 200 at $20.07; 100 at $20.08; 866 at $20.09; 1,034 at $20.10; 500 at $20.11; 200 at $20.12; 600 at $20.13; 500 at $20.14; 800 at $20.15; 1,900 shares at $20.16; 983 at $20.17; 2,117 at $20.18; 2,100 at $20.19; 1,600 at $20.20; 900 at $20.21; 491 at $20.22; 209 at $20.23; 200 at $20.24; 100 at $20.25; 1,600 at $20.26; 1,100 at $20.27; 400 at $20.28; 300 at $20.29; 700 at $20.30; 500 at $20.31; 400 at $20.33; 300 at $20.34; 300 at $20.37; 300 at $20.39; 300 at $20.41; 100 at $20.43; 300 at $20.44; 200 at $20.45; 300 at $20.47; 100 at $20.48; and 200 at $20.52. The weighted average sales price for these transactions was $20.1632 per share.

(10)	The sales were effected in multiple transactions, at varying prices, on August 28, 2006, as follows: 100 shares at $20.13; 300 at $20.14; 100 at $20.15; 200 at $20.17; 153 at $20.19; 100 at $20.21; 100 at $20.26; 300 at $20.31; 620 at $20.35; 580 at $20.36; 100 at $20.37; 200 at $20.38; 600 at $20.39; 100 at $20.40; 300 at $20.41; 100 at $20.43; 100 at $20.44; 400 at $20.45; 300 at $20.46; 400 at $20.47; 1,400 at $20.48; 400 at $20.49; 2,600 at $20.50; 2,266 at $20.51; 781 at $20.52; 900 at $20.53; 800 at $20.54; 1,900 at $20.55; 2,000 at $20.56; 1,900 at $20.57; 400 at $20.58; 3,600 at $20.59; 11,700 at $20.60; 1,100 at $20.61; and 14,100 at $20.62. The weighted average sales price for these transactions was $20.5584 per share.

(11)	The sales were effected in multiple transactions, at varying prices, on August 29, 2006, as follows: 500 shares at $20.15; 700 at $20.16; 200 at $20.17; 200 at $20.18; 200 at $20.19; 200 at $20.20; 446 at $20.21; 957 at $20.22; 642 at $20.23; 1,297 at $20.24; 1,158 at $20.25; 600 at $20.26; 1,782 at $20.27; 1,010 at $20.28; 1,890 at $20.29; 2,000 at $20.30; 1,742 at $20.31; 458 at $20.32; 700 at $20.33; 600 at $20.34; 500 at $20.35; 700 at $20.36; 400 at $20.37; 400 at $20.38; 800 at $20.39; 870 at $20.40; 1,830 at $20.41; 4,600 at $20.42; 3,723 at $20.43; 7,400 at $20.44; 1,833 at $20.45; 1,933 at $20.46; 1,167 at $20.47; 1,658 at $20.48; 1,150 at $20.49; 2,132 at $20.50; 416 at $20.51; 102 at $20.53; 204 at $20.54; 15 at $20.55; 685 at $20.56; and 200 at $20.57. The weighted average sales price for these transactions was $20.3815 per share.

(12)	The sales were effected in multiple transactions, at varying prices, on August 30, 2006, as follows: 100 shares at $20.27; 100 at $20.28; 100 at $20.33; 600 at $20.40; 100 at $20.41; 400 at $20.43; 200 at $20.48; 400 at $20.51; 122 at $20.55; 200 at $20.56; 200 at $20.59; 100 at $20.62; 100 at $20.63; 200 at $20.65; 100 at $20.66; 600 at $20.67; 700 at $20.68; 1,500 at $20.69; 1,600 at $20.70; 1,700 at $20.71; 600 at $20.72; 1,300 at $20.73; 903 at $20.74; 1,400 at $20.75; 400 at $20.76; 126 at $20.77; 900 at $20.78; 1,674 at $20.79; 1,200 at $20.80; 400 at $20.81; 600 at $20.82; 100 at $20.83; 2,200 at $20.84; 4,100 at $20.85; 500 at $20.87; 400 at $20.88; 2,799 at $20.89; 3,109 at $20.90; 1,400 at $20.91; 1,800 at $20.92; 1,400 at $20.93; 300 at $20.94; 100 at $20.95; 500 at $20.96; 900 at $20.97; 2,000 at $20.98; 3,092 at $20.99; 2,008 at $21.00; and 800 at $21.01. The weighted average sales price for these transactions was $20.83 per share.

(13)	The sales were effected in multiple transactions, at varying prices, on August 31, 2006, as follows: 200 shares at $20.68; 300 at $20.69; 1,000 at $20.73; 100 at $20.74; 500 at $20.75; 708 at $20.76; 700 at $20.77; 700 at $20.78; 1,000 at $20.79; 300 at $20.80; 600 at $20.81; 200 at $20.82; 600 at $20.83; 600 at $20.84; 400 at $20.85; 700 at $20.86; 800 at $20.87; 1,409 at $20.88; 386 at $20.89; 1,000 at $20.90; 522 at $20.91; 601 at $20.92; 300 at $20.93; 200 at $20.95; 700 at $20.96; 900 at $20.97; 100 at $20.98; 550 at $20.99; 2,260 at $21.00; 500 at $21.01; 1,310 at $21.02; 300 at $21.03; and 400 at $21.04. The weighted average sales price for these transactions was $20.8855 per share.

(14)	The sales were effected in multiple transactions, at varying prices, on September 1, 2006, as follows: 400 shares at $20.49; 200 at $20.50; 100 at $20.51; 300 at $20.53; 100 at $20.54; 400 at $20.55; 300 at $20.56; 100 at $20.59; 300 at $20.60; 300 at $20.61; 200 at $20.63; 400 at $20.64; 100 at $20.65; 100 at $20.66; 100 at $20.67; 300 at $20.68; 200 at $20.70; 100 at $20.71; 100 at $20.72; 600 at $20.74; 200 at $20.75; 300 at $20.76; 400 at $20.77; 100 at $20.78; 400 at $20.79; 100 at $20.80; 300 at $20.83; 300 at $20.84; 200 at $20.85; 900 at $20.86; 200 at $20.87; 300 at $20.88; 868 at $20.89; 3,100 at $20.90; 1,500 at $20.91; 1,211 at $20.92; 3,000 at $20.93; 900 at $20.94; 3,967 at $20.95; 2,600 at $20.96; 2,433 at $20.97; 1,082 at $20.98; 1,300 at $20.99; 2,500 at $21.00; 712 at $21.01; 1,100 at $21.02; 3,000 at $21.03; 1,400 at $21.04; 100 at $21.05; and 200 at $21.06. The weighted average sales price for these transactions was $20.9087 per share.

(15)	The sales were effected in multiple transactions, at varying prices, on September 5, 2006, as follows: 26 shares at $20.75; 274 at $20.76; 600 at $20.77; 1,200 at $20.78; 100 at $20.79; 1,099 at $20.80; 2,601 at $20.81; 3,100 at $20.82; 400 at $20.83; 1,200 at $20.84; 1,299 at $20.85; 1,126 at $20.86; 1,100 at $20.87; 300 at $20.88; 575 at $20.89; 200 at $20.90; 100 at $20.91; 261 at $20.92; 700 at $20.93; 752 at $20.94; 200 at $20.95; 1,545 at $20.96; 3,504 at $20.97; 1,100 at $20.98; 1,962 at $20.99; 1,690 at $21.00; 266 at $21.01; 400 at $21.02; 352 at $21.03; 800 at $21.04; 300 at $21.05; 500 at $21.06; and 368 at $21.07. The weighted average sales price for these transactions was $20.9046 per share.